February 14, 2025

Shiwen Feng
Chief Financial Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, New York 11354

       Re: Fly-E Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2024
           Form 10-Q for the Fiscal Quarter Ended September 30, 2024 File No. 001-42122
Dear Shiwen Feng:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended September 30, 2024 and 2023, page 38

1.     You disclose on page 39 that you had a decrease in units sold    mainly
due to recent
       lithium-battery accidents involved E-Bikes and E-Scooters.    However,
you fail to
       state whether any of the accidents were attributable to Fly E-Bikes products or whether there were any other violations citing Fly E-Bikes. Please tell us your consideration of providing more robust disclosure concerning these events in accordance with Item 303(b)(2)(ii) of Regulation S-K so that investors are fully informed of the reasons for the decline in units sold and your sales.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 14, 2025
Page 2

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing